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                              December 6, 2023

       Bharat Rao
       Global CEO
       Startek, Inc.
       4610 South Ulster Street, Suite 150
       Denver, Colorado 80237

                                                        Re: Startek, Inc.
                                                            Schedule 13E-3/A
filed December 4, 2023 by CSP Management II Limited et al.
                                                            File No. 005-52745
                                                            Revised Preliminary
Information Statement filed December 4, 2023
                                                            File No. 001-12793

       Dear Bharat Rao:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Revised Preliminary Information Statement filed December 4, 2023

       Recommendation of the Special Committee; Recommendation of the Board; Reasons for the
       Merger, page 17

   1. We note your disclosure on page four that for purposes of Houlihan's opinion, "'Non-
                                                        Affiliated
Stockholders' means the holders of Company Common Stock other than Parent and its affiliates
(including the Sponsor)." Please address how any filing person relying on the Houlihan opinion
was able to reach the fairness determination as to unaffiliated security holders given
that the Houlihan fairness opinion addressed fairness with respect to unaffiliated and
certain affiliated security holders together, rather than all security holders unaffiliated
with the company.
       Fees and Expenses, page 41

   2. Refer to prior comment 20, which we reissue. In this respect, please revise the disclosure
 Bharat Rao
Startek, Inc.
December 6, 2023
Page 2
       to quantify any such compensation received during the time frame and from the parties identified in Item 1015(b)(4) of Regulation M-A.
Schedule 13E-3/A filed December 4, 2023

General

3. Please advise why CSP Management Limited has not been included as a filer and signatory to the Schedule 13E-3 or revise.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Blake Grady at 202-551-8573 or Dan Duchovny at 202-
551-3619.



                                                            Sincerely,
FirstName LastNameBharat Rao
                                                            Division of
Corporation Finance
Comapany NameStartek, Inc.
                                                            Office of Mergers &
Acquisitions
December 6, 2023 Page 2
cc:       Andrew Kaplan
FirstName LastName